UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

 Specialized Disclosures Report

DIGITAL ALLY, INC.

(Exact name of registrant as specified in its charter)

Nevada	20-0064269
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

Digital Ally, Inc.
9705 Loiret Blvd.
Lenexa, KS. 66219
(913) 814-7774
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas J. Heckman
Chief Financial Officer, Secretary, Treasurer and Principal Accounting Officer
Digital Ally, Inc.
9705 Loiret Blvd.
Lenexa, KS. 66219
(913) 814-7774
(Name, address, including zip code, and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies.

[X]	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report, Exhibit

A copy of Digtal Ally, Inc.’s Conflict Minerals Report is filed as Exhibit 1.02 hereto and is publically available at www.digitalallyinc.com.

Item 1.02 Exhibits

Section 2 - Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.02 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: June 2, 2014

DIGITAL ALLY, INC.,
a Nevada corporation

By:	/s/ Thomas J. Heckman
Name:	Thomas J. Heckman
Title:	Chief Financial Officer, Secretary, Treasurer and Principal Accounting Officer